Exhibit 99.1

Goldcorp and Newmont Announce Successful Early Tender Period for Exchange Offers and Consent Solicitations

VANCOUVER, March 29, 2019 /CNW/ - Goldcorp Inc. (NYSE: GG, TSX: G) ("Goldcorp" or the "Company") was informed by Newmont Mining Corporation (NYSE: NEM) ("Newmont") today that, in connection with Newmont's previously announced offers to exchange (each, an "Exchange Offer" and, collectively, the "Exchange Offers") any and all outstanding notes issued by Goldcorp (the "Existing Goldcorp Notes") for (1) up to $2,000,000,000 aggregate principal amount of new notes to be issued by Newmont (the "New Newmont Notes") and (2) cash, and related consent solicitations (each, a "Consent Solicitation" and, collectively, the "Consent Solicitations") to adopt certain proposed amendments to each of the indentures governing the Existing Goldcorp Notes (the "Existing Goldcorp Indentures Amendments"), Newmont has received tenders with respect to the aggregate principal amounts of Existing Goldcorp Notes set forth below, which constitute the requisite number of consents to adopt the Existing Goldcorp Indentures Amendments with respect to each of the three outstanding series of the Existing Goldcorp Notes that are subject to the Exchange Offers and the Consent Solicitations. Goldcorp intends to enter into a supplemental indenture with the trustee for the Existing Goldcorp Notes to implement the Existing Goldcorp Indentures Amendments (the "Supplemental Indenture") on or prior to the settlement date of the Exchange Offers and the Consent Solicitations.

Withdrawal rights for the Exchange Offers and the Consent Solicitations expired as of 5:00 p.m., New York City time, on March 28, 2019 (the "Withdrawal Deadline"). As of the Withdrawal Deadline, the following principal amounts of each series of the Existing Goldcorp Notes have been validly tendered and not validly withdrawn (and consents thereby validly delivered and not validly revoked):

Title of Series / CUSIP Number of Existing Goldcorp Notes	Aggregate Principal Amount Outstanding	Existing Goldcorp Notes Tendered as of Withdrawal Deadline
		Principal Amount	Percentage
3.625% Notes due 2021 / 380956 AF9	$550,000,000	471,602,000	85.75%
3.700% Notes due 2023 / 380956 AD4	$1,000,000,000	809,245,000	80.92%
5.450% Notes due 2044 / 380956 AE2	$450,000,000	443,494,000	98.55%

Holders who validly tendered (and did not validly withdraw) their Existing Goldcorp Notes at or prior to 5:00 p.m., New York City time, on March 28, 2019, will be eligible to receive $1,000 principal amount of corresponding New Newmont Notes and $1.00 in cash, or the Total Exchange Consideration, which includes an early tender premium of $30 principal amount of corresponding New Newmont Notes and $1.00 in cash (the "Early Tender Premium"), for each $1,000 principal amount of the Existing Goldcorp Notes accepted for exchange on the settlement date. Holders who validly tender their Existing Goldcorp Notes after the Early Tender Date but prior to the Expiration Date, will not be eligible to receive the applicable Early Tender Premium and, accordingly, will only be eligible to receive $970 principal amount of corresponding New Newmont Notes, or the Exchange Consideration, for each $1,000 principal amount of the Existing Goldcorp Notes accepted for exchange on the settlement date.

This press release does not constitute an offer to sell or purchase, or a solicitation of an offer to sell or purchase, or the solicitation of tenders or consents with respect to, any security. No offer, solicitation, purchase or sale will be made in any jurisdiction in which such an offer, solicitation, purchase or sale would be unlawful. The Exchange Offers and the Consent Solicitations are being made solely pursuant to the Offering Memorandum and Consent Solicitation Statement and the Letter of Transmittal and Consent and only to such persons and in such jurisdictions as is permitted under applicable law.

The New Newmont Notes have not been and will not be registered under the Securities Act or any state or foreign securities laws. Therefore, the New Newmont Notes may not be offered or sold absent registration or an applicable exemption from the registration requirements of the Securities Act and any applicable state securities laws or applicable foreign securities laws.

About Goldcorp
Goldcorp is a senior gold producer focused on responsible mining practices with safe, low-cost production from a high-quality portfolio of mines.

About Newmont
Newmont is a leading gold and copper producer. Newmont's operations are primarily in the United States, Australia, Ghana, Peru and Suriname. Newmont is the only gold producer listed in the S&P 500 Index and was named the mining industry leader by the Dow Jones Sustainability World Index in 2015, 2016, 2017 and 2018. Newmont is an industry leader in value creation, supported by its leading technical, environmental, social and safety performance. Newmont was founded in 1921 and has been publicly traded since 1925.

Cautionary Statement Regarding Forward-Looking Statements:

This press release contains "forward-looking statements" within the meaning of Section 27A of the United States Securities Act of 1933, as amended, Section 21E of the United States Exchange Act of 1934, as amended, the United States Private Securities Litigation Reform Act of 1995, or in releases made by the United States Securities and Exchange Commission, all as may be amended from time to time, and "forward-looking information" under the provisions of applicable Canadian securities legislation, concerning the business, operations and financial performance and condition of Goldcorp. Forward-looking statements include, but are not limited to, statements relating to the expected timing and closing of the proposed transaction, including receipt of required approvals and satisfaction of other customary closing conditions; estimates of future production; expectations regarding accretion; estimates of future cost reductions, efficiencies and synergies; expectations regarding advancement of Newmont's and Goldcorp's operations, including, without limitation, expected average IRR, expectations of future dividends and returns to stockholders, including, statements regarding Newmont's special dividend, including its record date and payment date; and expectations of future plans and benefits. Generally, these forward-looking statements can be identified by the use of words such as "plans", "expects" , "is expected", "budget", "scheduled", "estimates", "forecasts", "intends", "anticipates" , "believes", or variations or comparable language of such words and phrases or statements that certain actions, events or results "may", "could", "would", "should", "might" or "will", "occur" or "be achieved" or the negative connotation thereof.

Forward-looking statements are necessarily based upon a number of factors and assumptions that, if untrue, could cause the actual results, performances or achievements of Goldcorp to be materially different from future results, performances or achievements expressed or implied by such statements. Such statements and information are based on numerous assumptions regarding present and future business strategies and the environment in which Goldcorp will operate in the future, including the price of gold, anticipated costs and ability to achieve goals. Certain important factors that could cause actual results, performances or achievements to differ materially from those in the forward-looking statements include, among others, delays or failure to obtain the required approvals; competitive responses to the announcement of the transaction; litigation or challenges to the proposed transaction; changes to the current scientific and technical information; permitting, development, operations and expansion of Newmont's and Goldcorp's operations and projects being consistent with current expectations and mine plans, including without limitation receipt of export approvals; planning and integration assumptions; gold price volatility, discrepancies between actual and estimated production, mineral reserves and mineral resources and metallurgical recoveries, mining operational and development risks, litigation risks, regulatory restrictions (including environmental regulatory restrictions and liability), changes in national and local government legislation, taxation, controls or regulations and/or change in the administration of laws, policies and practices, expropriation or nationalization of property and political or economic developments in Canada, the United States and other jurisdictions in which the Company does or may carry on business in the future, delays, suspension and technical challenges associated with capital projects, higher prices for fuel, steel, power, labour and other consumables, currency fluctuations, the speculative nature of gold exploration, the global economic climate, dilution, share price volatility, competition, loss of key employees, additional funding requirements and defective title to mineral claims or property. Although Goldcorp believes its expectations are based upon reasonable assumptions and has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking statements, there may be other factors that cause actions, events or results not to be as anticipated, estimated or intended.

Forward-looking statements are subject to known and unknown risks, uncertainties and other important factors that may cause the actual results, level of activity, performance or achievements of Goldcorp to be materially different from those expressed or implied by such forward-looking statements, including but not limited to: the inherent uncertainty associated with financial or other projections; the prompt and effective integration of Newmont's and Goldcorp's businesses; the ability to achieve the anticipated synergies and value-creation contemplated by the proposed transaction; the risk associated with Newmont's and Goldcorp's ability to obtain the approval of the proposed transaction by their shareholders required to consummate the proposed transaction and the timing of the closing of the proposed transaction, including the risk that the conditions to the transaction are not satisfied on a timely basis or at all and the failure of the transaction to close for any other reason; the risk that a consent or authorization that may be required for the proposed transaction is not obtained or is obtained subject to conditions that are not anticipated; the outcome of any legal proceedings that may be instituted against the parties and others related to the arrangement agreement; unanticipated difficulties or expenditures relating to the transaction, the response of business partners and retention as a result of the announcement and pendency of the transaction; risks relating to the value of the Newmont's common stock to be issued in connection with the transaction; the anticipated size of the markets and continued demand for Newmont's and Goldcorp's resources and the impact of competitive responses to the announcement of the transaction; and the diversion of management time on transaction-related issues as well as those factors discussed in the section entitled "Description of the Business – Risk Factors" in Goldcorp's most recent annual information form  available on SEDAR at www.sedar.com and on EDGAR at www.sec.gov. Although Goldcorp has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking statements, there may be other factors that cause results not to be as anticipated, estimated or intended. There can be no assurance that such statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements. Forward-looking statements are made as of the date hereof and, accordingly, are subject to change after such date. Except as otherwise indicated by Goldcorp, these statements do not reflect the potential impact of any non-recurring or other special items or of any disposition, monetization, merger, acquisition, other business combination or other transaction that may be announced or that may occur after the date hereof. Forward-looking statements are provided for the purpose of providing information about management's current expectations and plans and allowing investors and others to get a better understanding of Goldcorp's operating environment. Goldcorp does not intend or undertake to publicly update any forward-looking statements that are included in this document, whether as a result of new information, future events or otherwise, except in accordance with applicable securities laws.

For further information please contact:

INVESTOR CONTACT	MEDIA CONTACT
Shawn Campbell Director, Investor Relations Telephone: (800) 567-6223 E-mail: info@goldcorp.com	Christine Marks Director, Corporate Communications Telephone: (604) 696-3050 E-mail: media@goldcorp.com

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SOURCE Goldcorp Inc.

View original content: http://www.newswire.ca/en/releases/archive/March2019/29/c9577.html

%CIK: 0000919239

CO: Goldcorp Inc.

CNW 07:30e 29-MAR-19